CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

VIA EDGAR

June 12, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	CorpAcq Group Plc Post-Effective Amendment No. 1 to Registration Statement on Form F-4 Filed May 30, 2024 CIK No.: 0001987867

Dear Mr. Regan:

CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the verbal comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2024 (the “Verbal Comments”), regarding Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed with the Commission on May 30, 2024 (the “Post-Effective Amendment”).

For the Staff’s convenience, we have summarized below each of the Staff’s verbal comments in bold, and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Post-Effective Amendment.

Post-Effective Amendment No. 1 to Registration Statement on Form F-4, filed May 30, 2024

First Verbal Comment Communicated on June 12, 2024

We note that the Churchill Facilitated Refinancing Amount was reduced by $11.6 million in the Post-Effective Amendment in connection with an acquisition by the CorpAcq Holdings Limited. We note that CorpAcq Holdings Limited also consummated the acquisition of 2R Investments Limited and PCP Cladding Limited on May 1, 2024. Please revise the disclosure to clarify whether the acquisition that reduced the Churchill Facilitated Refinancing Amount was the acquisition of 2R Investments Limited and PCP Cladding Limited.

In response to the first Verbal Comment, which was discussed with the Staff on June 12, 2024, the Company respectfully advises the Staff that the acquisition of 2R Investments Limited and PCP Cladding Limited was the acquisition that reduced the Churchill Facilitated Refinancing Amount by $11.6 million. The Company will revise the disclosure to clarify this point in the final prospectus that the Company will file with the Commission.

Second Verbal Comment Communicated on June 12, 2024

Please advise as to the status of the Company’s listing application with the Nasdaq Global Market.

In response to the second Verbal Comment, which was discussed with the Staff on June 12, 2024, the Company respectfully advises the Staff that the Company’s listing application with the Nasdaq Global Market (“Nasdaq”) remains pending, to be finalized upon closing of the Business Combination. The Company’s Nasdaq listing agent has not indicated any issues or concerns with its Nasdaq listing application.

U.S. Securities & Exchange Commission

June 12, 2024

We thank the Staff for its review of the foregoing and the Post-Effective Amendment. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, Esq. at Michael.Lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Stephen Scott
Stephen Scott
Chief Operating Officer
CorpAcq Group Plc

cc:

Michael S. Lee, Reed Smith LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP

Matthew J. Gilroy, Weil, Gotshal & Manges LLP

Amanda Fenster, Weil, Gotshal & Manges LLP

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